April 28, 2011

John P. Nolan
Senior Assistant Chief Accountant
c/o Babette Cooper
United States Securities and Exchange Commission
Washington, D.C. 2054

Re:	Las Vegas Railway Express, Inc.
Form 10Q for Fiscal Quarter Ended
December 31, 2010
File No. 333-144973

Dear Mr. Nolan & Ms. Cooper:

The following is in response to our telephone conversation of April 27, 2011 and your request to provide background information on the transaction of issues in Comment No.1.

Below is the sequence of events regarding collateral loans with South Lake Capital LLC, The Elevation Fund LLC, The Kirby Enterprise Fund LLC, and The River Bend Fund LLC totaling $400,000.00.

Narrative:

The Company entered into the loan transactions on January 25, 2010 with South Lake Capital LLC et al to borrow $400,000. The loan was secured by 40 loans from the company’s loan portfolio which were not previously written off by the company and which the company still collected loan payments from the borrowers. (See attached loan file) The company defaulted on the repayment of the $400,000 notes on August 8, 2010. The lenders foreclosed on the collateral on November 23, 2010 and took possession of the 40 loans and still have possession of these loans. The notes were cancelled on this date also. All mortgage payments have been forwarded to the lenders.

Foreclosure on the collateral was the sole remedy by the lenders on the debt and upon the foreclosure and transfer of the collateral to the lenders, our accountants treated the debt as income, less the expense against the debt as referenced in our response to Comment #1 in our letter of March 25, 2011.

If you require further information on this issue, I would be happy to answer any questions.

Sincerely,
Michael A. Barron
Chairman/CEO

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6715   Fax: (702) 297-8311

# Count	Account Number	Borrower Name	Payment Due Date	Payment Frequency	Regular Payment	Maturity Date	Note Rate	Loan Priority	Principal Balance	Unpaid Charges	Unpaid Interest	Property Street	Property City	Property State	Property Zip Code
01	B171700717	Ismael Rodriguez	11/01/2008	Monthly	$149.87	04/01/2025	12.990%	2	$12,747.31	$0.00	$2,022.93	1835 Schley Avenue	San Antonio	TX	78210
02	B193090610	Kevin Keiser	08/01/2009	Monthly	$197.48	11/12/2015	11.290%	1	$11,596.07	$0.00	$0.00	37 Marsden Dr	Bernhards Bay	NY	13028
03	B200521341	Josiah Britt Orleonard Britt	10/01/2009	Monthly	$275.77	10/17/2008	9.359%	1	$14,027.37	$0.00	$600.00	1619 Dorange Rd	Branchville	SC	29432
04	B232084580	Louis Honeywell, Jr.	03/01/2010	Monthly	$469.87	10/01/2028	12.650%	1	$56,106.80	$9,973.95	$5,589.21	441 North Washington Street	Wilkes Barre	PA	18702
05	B235625066	Louis V. Filiziani Jr.	03/01/2010	Monthly	$284.98	07/01/2011	12.600%	1	$15,895.96	$0.00	$6,398.50	8 North B Street	Mahanoy City	PA	17948
06	B235776935	Aggie Dennis Jean Dennis	06/01/2010	Monthly	$125.25	12/01/2011	11.250%	1	$5,567.11	$0.00	$0.00	2005 Ardis Lane	Scranton	SC	29591
07	B235881883	Thomas R. Grossman Mary A. Grossman	12/01/2008	Monthly	$133.14	01/07/2011	11.750%	1	$5,533.91	$0.00	$0.00	2331 Bammelwood #2103	Houston	TX	77014
08	B237477953	Billy Burchett	02/01/2010	Monthly	$291.88	05/01/2030	11.875%	1	$27,938.83	$2,687.48	$0.00	7611 Township Road 81	Bellville	OH	44813
09	B237537798	Harold J Schock	10/01/2009	Monthly	$284.05	09/01/2030	11.000%	1	$28,962.82	$0.00	$1,492.09	18 West Spruce Street	Tamaqua	PA	18252
10	B25283994	Brenda Taylor (Kirkland)	09/01/2008	Monthly	$274.63	07/23/2010	16.000%	2	$15,983.93	$0.00	$23,976.01	1604 North Parkdale Drive	Tyler	TX	75702
11	B25284273	Gene Sanders Elda Sanders	07/01/2010	Monthly	$117.29	07/20/2011	16.000%	2	$3,877.29	$0.00	$5,607.95	111 Cliett Avenue	Bowling Green	FL	33834
12	B255631025	Georgia Ellis	02/01/2010	Monthly	$187.20	08/09/2010	12.750%	2	$6,953.96	$0.00	$886.09	Rt. 4 Box 344 B	Crockett	TX	75835
13	B258387675	Willie Dr Arrington	03/01/2009	Monthly	$310.70	03/04/2017	13.990%	3	$23,201.46	$151.18	$18,501.95	4502 Evers Place	Orlando	FL	32811
14	B258391396	Deborah A. Fort	06/01/2010	Monthly	$159.73	07/16/2012	13.990%	2	$4,339.08	$0.00	$0.00	1425 Elm Creek Lane	Norcross	GA	30093
15	B258399746	Stanley C. Strather (Deceased) Estate of Gloria Strather	03/01/2010	Monthly	$275.10	12/03/2016	11.990%	2	$22,720.82	$0.00	$13,804.09	545 East 83rd Street	Shreveport	LA	71106
16	B271692508	Robert and Serena Dobson, Michelle Dobson , Sabrina Smaller	01/01/2010	Monthly	$139.10	02/01/2010	7.750%	1	$13,187.80	$0.00	$7,259.51	4172 Tacoma St	Philadelphia	PA	19140
17	B272257939	Jose Arriaga Estate Of Maria M. Amaro	08/01/2009	Monthly	$94.81	01/01/2025	7.000%	1	$11,217.73	$2,266.52	$7,329.92	3048 B St	Philadelphia	PA	19134
18	B275628904	Ada Collins Estate Bryant K. Johnson, Administrator	12/01/2009	Monthly	$254.18	10/01/2011	12.990%	1	$14,485.36	$0.00	$0.00	1212 W. Somerset St.	Philadelphia	PA	19133
19	B282353670	Theodore Kyak Licha Kyak	12/01/2009	Monthly	$295.74	05/01/2017	5.500%	1	$13,970.84	$0.00	$0.00	80 Leedsville Drive	Lincroft	NJ	7738
20	B285184403	Beulah G Budget Jessie J Budget	12/01/2008	Monthly	$400.00	07/01/2012	11.000%	1	$27,491.95	$0.00	$3,555.88	307 Blueberry Road	Rocky Ford	GA	30455

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6715   Fax: (702) 297-8311

21	B285275938	Gwendolyn Hamilton	05/01/2008	Monthly	$175.00	03/01/2029	10.500%	1	$34,778.69	$1,082.97	$9,561.60	1023 Sheridan Avenue	Saginaw	MI	48601
22	B285621081	Anna Lee Gay	02/01/2010	Monthly	$436.13	11/01/2020	10.500%	1	$39,918.01	$1,848.89	$49.28	40 Oliver street	Winchester	KY	40391
23	B285829429	Scott Woznick Theresa Woznick	11/01/2009	Monthly	$267.51	12/05/2011	12.000%	1	$16,082.64	$0.00	$2,679.29	108 1/2 Ross	Belen	NM	87002
24	B285982574	Vernon Bridges	09/01/2009	Monthly	$184.06	08/01/2010	10.550%	1	$11,905.48	$0.00	$2,707.35	325 Sachel Road	Hattiesburg	MS	39401
25	B287488471	Christopher D. Bertugli Marjorie S. Bertugli	10/01/2009	Monthly	$312.21	06/12/2015	12.750%	1	$20,773.60	$0.00	$0.00	106 Water Street	Rices Landing	PA	15357
26	B295194733	Gerry Spells	04/01/2008	Monthly	$391.02	01/01/2013	15.250%	1	$22,761.13	$0.00	$10,217.18	180 Underwood Drive	Woodruff	SC	29388
27	B307969918	Betty Wilson	04/01/2008	Monthly	$465.73	06/02/2013	12.875%	1	$36,474.78	$0.00	$26,267.76	431 Pine Grove Road	Saluda	SC	29138
28	B308501702	Velma James	05/20/2009	Monthly	$387.89	09/20/2015	13.950%	1	$27,803.87	$3,465.32	$19,730.32	343 West Mckinley Street	Baton Rouge	LA	70802
29	B323321817	DEARIL LOONEY Susan Looney	03/08/2010	Monthly	$329.52	06/08/2028	12.900%	1	$29,146.50	$1,750.20	$10,718.42	1702 W LIME ST	PORTALES	NM	88130
30	B323572112	RICHARD JAMES	11/01/2010	Monthly	$205.91	10/01/2034	11.250%	1	$20,187.85	$2,405.95	$529.17	1119 RICH AVENUE	PRICHARD	AL	36610
31	B325010855	KAREN LABRANCHE	12/01/2009	Monthly	$348.80	02/01/2018	12.500%	1	$26,299.67	$0.00	$7,614.69	574 N. LITTLE HOPE	GARYVILLE	LA	70084
32	B325528260	BRAD SURRATT CAROLINE TRACINSKI	08/01/2010	Monthly	$489.09	11/01/2028	7.990%	1	$64,252.93	$5,482.67	$23,396.92	3839E 50TH ST	CLEVELAND	OH	44105
33	B343559630	EVELYN BROOKS	06/01/2010	Monthly	$284.82	01/01/2036	9.875%	1	$32,691.04	$2,355.56	$3,321.50	1135 OAK STREET SW	WARREN	OH	44485
34	B343592797	Sergio Rivera	04/01/2010	Monthly	$204.56	04/01/2027	8.125%	1	$21,958.50	$3,783.15	$0.00	345 E EIGHTH ST	ROSWELL	NM	88201
35	B343608825	BANKSTON D BANKS	03/01/2010	Monthly	$530.35	05/01/2033	8.500%	1	$57,420.63	$3,407.16	$1,462.08	1257 FLAMINGO DRIVE	MOUNT MORRIS	MI	48458
36	B343627445	WILLIAM FANTON	07/01/2009	Monthly	$389.77	07/01/2036	11.875%	1	$38,215.67	$0.00	$179.25	5453 ROUTE 305	CUBA	NY	14727
37	B343627452	BRYAN P HARTLINE	04/01/2010	Monthly	$459.70	06/01/2036	10.250%	1	$51,099.76	$4,543.83	$1,515.48	135 MYERS STREET	CASSANDRA	PA	15925
38	B343630423	KAY ARNTSEN ROBERT ARNTSEN	04/01/2009	Monthly	$424.01	05/01/2034	6.910%	1	$60,816.86	$0.00	$0.00	6728 YECKER AVE	KANSAS CITY	KS	66109
39	B343630431	GERALD MARTINEZ	04/01/2010	Monthly	$423.80	11/01/2034	9.500%	1	$49,864.89	$0.00	$3,042.67	511 AVENUE H	DODGE CITY	KS	67801
40	B354032959	Cheryl Tooley	12/01/2009	Monthly	$461.27	05/01/2032	12.000%	1	$44,037.01	$148.98	$5,982.46	300 WEST 5TH STREET NORTH	MOUNT OLIVE	IL	62069
									$1,042,295.91	$45,353.81	$225,999.55

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6715   Fax: (702) 297-8311